SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                            ____________________

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)

                           AMC Entertainment Inc.
                              (Name of Issuer)

                 Common Stock, par value $.66-2/3 per share
                       (Title of class of securities)

                                 001669 10 0
                               (CUSIP number)

                              Robert J. Minkus
                            Schiff Hardin & Waite
                              7200 Sears Tower
                           Chicago, Illinois 60606
                               (312) 876-1000

                              Robert C. Kopple
                              Kopple & Klinger
                     2029 Century Park East, Suite 3290
                        Los Angeles, California 90067
                               (310) 553-1444
               (Name, address and telephone number of persons
              authorized to receive notices and communications)

                               August 15, 1997
           (Date of event which requires filing of this statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   Check the following box if a fee is being paid with the statement [ ].

   CUSIP No. 001669 10 0               13D          Page 2 of 18 pages


   1    Name of Reporting Persons
        S.S. or I.R.S. Identification Nos. of Above Persons
             American Associated Enterprises (43-1253246)
             (Dissolved)

   2    Check the Appropriate Box if a Member of a Group     (a) [X]
                                                             (b) [ ]

   3    SEC Use Only

   4    Source of Funds
             OO

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Item 2(d) or 2(e)                            [ ]

   6    Citizenship or Place of Organization
             Missouri

                 7   Sole Voting Power
     Number of            0
       Shares    8   Shared Voting Power
    Beneficially          0
   Owned by each
     Reporting   9   Sole Dispositive Power
    Person with           0

                 10  Shared Dispositive Power
                          0

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             0

   12   Check Box if the Aggregate Amount in (11) Excludes Certain
        Shares                                                   [ ]

   13   Percent of Class Represented by Amount in Row (11)
             0%

   14   Type of Reporting Person
             PN

   CUSIP No. 001669 10 0             13D            Page 3 of 18 pages


   1    Name of Reporting Persons
        S.S. or I.R.S. Identification Nos. of Above Persons
             Brian H. Durwood (###-##-####)

   2    Check the Appropriate Box if a Member of a Group     (a) [x]
                                                             (b) [ ]
   3    SEC Use Only

   4    Source of Funds
             OO

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Item 2(d) or 2(e)                            [ ]

   6    Citizenship or Place of Organization
             U.S.A.

                 7   Sole Voting Power
     Number of            1,461,203
      Shares
   Beneficially  8   Shared Voting Power
  Owned by each           0
    Reporting    9   Sole Dispositive Power
   Person with            1,461,203
                 10  Shared Dispositive Power
                          0

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             1,461,203

   12   Check Box if the Aggregate Amount in (11) Excludes Certain
        Shares                                                   [X]

   13   Percent of Class Represented by Amount in Row (11)
             11.5%

   14   Type of Reporting Person
             IN

   CUSIP No. 001669 10 0             13D            Page 4 of 18 pages


   1    Name of Reporting Persons
        S.S. or I.R.S. Identification Nos. of Above Persons
             Edward D. Durwood (###-##-####)

   2    Check the Appropriate Box if a Member of a Group     (a) [x]
                                                             (b) [ ]
   3    SEC Use Only

   4    Source of Funds
             OO

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Item 2(d) or 2(e)                            [ ]

   6    Citizenship or Place of Organization
             U.S.A.

                 7   Sole Voting Power
     Number of            1,461,203
       Shares
   Beneficially  8   Shared Voting Power
   Owned by each          0
     Reporting   9   Sole Dispositive Power
    Person with           1,461,203
                 10  Shared Dispositive Power
                          0

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             1,461,203

   12   Check Box if the Aggregate Amount in (11) Excludes Certain
        Shares                                                   [X]

   13   Percent of Class Represented by Amount in Row (11)
             11.5%

   14   Type of Reporting Person
             IN

   CUSIP No. 001669 10 0             13D            Page 5 of 18 pages


   1    Name of Reporting Persons
        S.S. or I.R.S. Identification Nos. of Above Persons
             Peter J. Durwood (###-##-####)

   2    Check the Appropriate Box if a Member of a Group     (a) [x]
                                                             (b) [ ]
   3    SEC Use Only

   4    Source of Funds
             OO

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Item 2(d) or 2(e)                            [ ]

   6    Citizenship or Place of Organization
             U.S.A.

                 7   Sole Voting Power
     Number of            1,461,203
       Shares
   Beneficially  8   Shared Voting Power
   Owned by each          0
     Reporting   9   Sole Dispositive Power
    Person with                          1,461,203
                 10  Shared Dispositive Power
                          0

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             1,461,203

   12   Check Box if the Aggregate Amount in (11) Excludes Certain
        Shares                                                   [X]

   13   Percent of Class Represented by Amount in Row (11)
             11.5%

   14   Type of Reporting Person
             IN

   CUSIP No. 001669 10 0             13d            Page 6 of 18 pages


   1    Name of Reporting Persons
        S.S. or I.R.S. Identification Nos. of Above Persons
             Thomas A. Durwood (###-##-####)

   2    Check the Appropriate Box if a Member of a Group     (a) [x]
                                                             (b) [ ]
   3    SEC Use Only

   4    Source of Funds
             OO

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Item 2(d) or 2(e)                            [ ]

   6    Citizenship or Place of Organization
             U.S.A.

                 7   Sole Voting Power
     Number of            1,315,083
       Shares
    Beneficially 8   Shared Voting Power
   Owned by each          146,120
     Reporting   9   Sole Dispositive Power
    Person with           1,315,083
                 10  Shared Dispositive Power
                          146,120

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             1,461,203

   12   Check Box if the Aggregate Amount in (11) Excludes Certain
        Shares                                                   [X]

   13   Percent of Class Represented by Amount in Row (11)
             11.5%

   14   Type of Reporting Person
             IN

   CUSIP No. 001669 10 0             13D            Page 7 of 18 pages


   1    Name of Reporting Persons
        S.S. or I.R.S. Identification Nos. of Above Persons
             Elissa D. Grodin (###-##-####)

   2    Check the Appropriate Box if a Member of a Group     (a) [x]
                                                             (b) [ ]
   3    SEC Use Only

   4    Source of Funds
             OO

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Item 2(d) or 2(e)                            [ ]

   6    Citizenship or Place of Organization
             U.S.A.

                 7   Sole Voting Power
     Number of            1,461,203
       Shares
   Beneficially  8   Shared Voting Power
   Owned by each          0
     Reporting   9   Sole Dispositive Power
    Person with           1,461,203
                 10  Shared Dispositive Power
                          0

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             1,461,203

   12   Check Box if the Aggregate Amount in (11) Excludes Certain
        Shares                                                   [X]

   13   Percent of Class Represented by Amount in Row (11)
             11.5%

   14   Type of Reporting Person
             IN

   CUSIP No. 001669 10 0              13D            Page 8 of 18 pages



   1    Name of Reporting Persons
        S.S. or I.R.S. Identification Nos. of Above Persons
             Carol D. Journagan (###-##-####)

   2    Check the Appropriate Box if a Member of a Group     (a) [x]
                                                             (b) [ ]
   3    SEC Use Only

   4    Source of Funds
             OO

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Item 2(d) or 2(e)                            [ ]

   6    Citizenship or Place of Organization
             U.S.A.

                 7   Sole Voting Power
     Number of            1,461,203
       Shares
   Beneficially  8   Shared Voting Power
   Owned by each          0
     Reporting   9   Sole Dispositive Power
    Person with           1,461,203
                 10  Shared Dispositive Power
                          0

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             1,461,203

   12   Check Box if the Aggregate Amount in (11) Excludes Certain
        Shares                                                   [X]

   13   Percent of Class Represented by Amount in Row (11)
             11.5%

   14   Type of Reporting Person
             IN
        This Amendment No. 1 ("Amendment") is filed on behalf of American Associated Enterprises, formerly a Missouri limited partnership ("AAE"), and by Brian H. Durwood, Edward D. Durwood, Peter J. Durwood, Thomas A. Durwood, Elissa D. Grodin and Carol D. Journagan (collectively, the "Durwood Children"), pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934. This Amendment amends the statement on Schedule 13D filed with the Securities and Exchange Commission on May 13, 1996 (the "Statement") with respect to the common stock, par value $.66-2/3 per share (the "Common Stock"), of AMC Entertainment Inc., a Delaware corporation ("AMCE").

   Item 2.   Identity and Background.

        Item 2, as previously filed, is hereby amended and supplemented to add the following information:

        On August 15, 1997, AAE was dissolved in accordance with the Durwood Family Settlement Agreement, dated as of January 22, 1996, as amended as of March 18, 1997, by and among Stanley H. Durwood ("SHD") and the Durwood Children (the "Family Agreement").

   Item 3.   Source and Amount of Funds or Other Consideration.

        Item 3, as previously filed, is hereby amended and supplemented to add the following information:

        On March 31, 1997, Durwood, Inc., formerly a Missouri corporation ("DI"), and AMCE entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") providing for the merger of DI into AMCE (the "Merger"), as contemplated by the Family Agreement.
   The Merger was consummated on August 15, 1997. As a result of the dissolution of AAE and the Merger, (i) each of the Durwood Children (other than Thomas A. Durwood) received 1,461,203 shares of Common Stock, Thomas A. Durwood received 1,315,083 shares of Common Stock and the Thomas A. and Barbara F. Durwood Family Investment Partnership received 146,120 shares of Common Stock (for an aggregate of 8,767,223 shares of Common Stock), (ii) SHD, the father of the Durwood Children, received 5,015,657 shares of Class B Stock of AMCE, and (iii) Harvard College received 16,071 shares of Common Stock.

   Item 4.   Purpose of Transaction.

        Item 4(a), as previously filed, is hereby amended and supplemented to add the following information:

        In connection with the Merger, the Durwood Children entered into a Stock Agreement (the "Stock Agreement") and a Registration Agreement (the "Registration Agreement"), each dated as of August 15, 1997 among AMCE, SHD, the Durwood Children and Delta Properties, Inc., a Missouri corporation ("Delta"). Pursuant to the Stock Agreement, the Registration Agreement and the Family Agreement, not less than six nor more than 12 months after the Merger, the Durwood Children, SHD or


   their permitted assignees will sell a minimum of 3,000,000 shares of Common Stock in an underwritten public offering (the "Secondary Offering"). AMCE has agreed to file a registration statement with respect to such shares. Of the shares sold in the Secondary Offering, 500,000 shares of Common Stock will be sold by SHD or his permitted assignees, and the balance will be sold by the Durwood Children or their permitted assignees. The Durwood Children may agree among themselves as to the number of shares that each will sell in the Secondary Offering, provided that if they are unable to agree, each will sell approximately 416,667 shares. The underwriters are to use reasonable efforts to sell at least 70% of such shares to institutional (as opposed to retail) investors. SHD and the Durwood Children have the right to increase the number of shares in the Secondary Offering to up to 5,000,000 shares. AMCE is entitled to postpone filing the registration statement for the Secondary Offering for up to 180 days if as a result of said registration AMCE would be required to prepare any financial statements other than those it customarily prepares or determines in its reasonable business judgment that such registration and the Secondary Offering would interfere with any material corporate transaction or development involving AMCE.

        The Family Agreement provides that AMCE (which is not a party to the Family Agreement), SHD and the Durwood Children are to participate equally in determining all material terms of the Secondary Offering. Matters to be determined by the Durwood family members are to be determined by majority vote, with each family member having one vote.

        Pursuant to the Family Agreement, if the price per share to the public in the Secondary Offering is less than $18, SHD will pay to the Durwood Children the difference between such sale price and $18 (net of applicable underwriting commissions) for each of the shares of Common Stock sold by them in the Secondary Offering up to 2,500,000 shares, up to a maximum aggregate payment of $20 million. SHD will pay such amount in shares of Common Stock valued at the Secondary Offering price.

        The Durwood Children and SHD have deposited in escrow 3,000,000 shares of Common Stock to be offered in the Secondary Offering pursuant to an Escrow Agreement dated August 15, 1997 among SHD, the Durwood Children and Mercantile Bank of Kansas City, as escrow agent (the "Secondary Offering Escrow Agreement"). A majority of the Durwood Children and SHD may cause the shares held in escrow to be delivered to the managing underwriters in connection with the Secondary Offering.

   Item 5.   Interest in Securities of the Issuer.

        Item 5, as previously filed, is hereby amended and supplemented to add the following information:

        (a) AAE has been dissolved and, accordingly, no longer has beneficial ownership of any shares of Common Stock. As a result of


   the dissolution of AAE and the Merger, each of the Durwood Children beneficially owns 1,461,203 shares of Common Stock, constituting 11.5% of the outstanding shares of Common Stock, and the Durwood Children as a group beneficially own an aggregate of 8,767,218 shares of Common Stock, constituting 68.8% of the outstanding shares of Common Stock.

        Because of the Secondary Offering Escrow Agreement, each of the Durwood Children may be deemed to share investment power over the 416,667 shares of Common Stock held in escrow under the Secondary Offering Escrow Agreement that are owned of record by each of the other Durwood Children, as well as the 500,000 shares of Common Stock held thereunder that are owned of record by SHD. However, each of the Durwood Children disclaims beneficial ownership of any shares of Common Stock held by the other Durwood Children or SHD.

        (b) Subject to the provisions of the Stock Agreement, described in the response to Item 6, (i) each of the Durwood Children other than Thomas A. Durwood has the sole power to vote and to dispose of 1,461,203 shares of Common Stock, and (ii) Thomas A. Durwood has the sole power to vote and to dispose of 1,315,083 shares of Common Stock and, as a trustee of a trust that serves as the sole general partner of the Thomas A. and Barbara F. Durwood Family Investment Partnership, has shared power to vote and to dispose of an additional 146,120 shares of Common Stock.

        (c) Except in connection with the Merger, as disclosed in response to Item 3, none of the Durwood Children has effected any transactions in the Common Stock during the past 60 days.

        (d) Except as disclosed in response to Item 6, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock reported on the Statement.

        (e) On August 15, 1997, AAE ceased to be the beneficial owner of more than 5% of shares of Common Stock.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Item 6, as previously filed, is hereby amended and supplemented to add the following information:

        The discussion of the Stock Agreement in Item 4 is incorporated herein by reference.

        Pursuant to the Stock Agreement, each of the Durwood Children has agreed that for a period of three years commencing on the date of the Merger he or she will not become a member of a group (other than a group composed solely of Durwood family members) or make any public or private proposal with respect to an extraordinary transaction involving AMCE or any of its subsidiaries, participate in any proxy or


   election contest, or subject shares of Common Stock owned by him or her to a voting agreement or other arrangement with respect to the voting of such shares.

        Each of the Durwood Children also has granted a proxy to the Secretary and each Assistant Secretary of AMCE to vote shares of Common Stock owned by him or her for each candidate for the AMCE Board in the same proportion as the aggregate votes cast in such elections by all other holders of Common Stock not affiliated with AMCE, its directors or officers. This proxy will remain in effect for three years following the Merger.

        Each of the Durwood Children and SHD has agreed not to transfer any of his or her AMCE stock except in compliance with the Securities Act of 1933 and, for a period of three years following the Merger, not to transfer AMCE stock by gift to any person or entity unless such person or entity agrees to be bound by the Stock Agreement. Notwithstanding the foregoing restriction, each Durwood family stockholder may transfer up to 5% of the shares of AMCE stock he or she receives in the Merger to certain charitable assignees (as defined in the Stock Agreement) free of the provisions of the Stock Agreement.

        Each of the Durwood Children also has agreed that in the event any of them desires to sell any of his or her shares of AMCE stock within three years after the Merger in a transaction exempt from the Securities Act of 1933 (other than in a brokers' transaction), he or she shall first afford AMCE the opportunity to purchase such shares on the same terms and conditions as the proposed sale.

        Pursuant to the Stock Agreement and the Indemnification Agreement dated as of March 31, 1997 by AMCE, SHD, the Durwood Children and Delta (the "Indemnification Agreement"), for a period of two years from the effective date of the Merger, neither the Durwood Children nor SHD will sell, exchange or otherwise dispose of a number of shares of: (i) in the case of each of the Durwood Children, Common Stock which would reduce his or her ownership by a number of shares less than 50% of the 1,461,203 shares of Common Stock received in the Merger (i.e., 730,601 shares) and (ii) in the case of SHD, Class B Stock which would reduce his ownership by a number of shares less than 50% of the shares received by SHD and Harvard College in the Merger. To this end, the Durwood Children and SHD have deposited in escrow 4,383,612 shares of Common Stock (730,602 shares per child) and 2,590,017 shares of Class B Stock, respectively, pursuant to an Escrow Agreement dated August 15, 1997 among AMCE, SHD, the Durwood Children and Mercantile Bank of Kansas City, as escrow agent (the "Tax Escrow Agreement"), to be held for a period of two years from the consummation of the Merger. The Durwood Children and SHD have the right to vote (subject to the Stock Agreement) and are entitled to receive all cash dividends or other distributions paid in respect of such shares deposited in escrow; however, all dividends paid in capital stock of AMCE or other securities will be held in escrow until the end of such two-year period. Each of the Durwood Children and SHD


   has agreed to indemnify AMCE for all damages resulting from a breach of such person's covenant not to dispose of the specified number of shares of AMCE stock received in the Merger for two years following the Merger.

        Pursuant to the Indemnification Agreement, each of the Durwood Children and SHD has agreed to indemnify AMCE for damages incurred as a result of any untrue statement or omission of a material fact contained in AMCE's Proxy Statement/Prospectus relating to the Merger if the statement or omission was made in reliance upon and in conformity with information supplied by such person. AMCE has agreed to indemnify each of the Durwood Children for any damages incurred by him or her as a result of any untrue statement or omission of a material fact contained in AMCE's Proxy Statement/Prospectus except to the extent that the statement or omission was made in reliance upon and in conformity with information supplied by the Durwood Children or SHD.

        The indemnification obligations of the parties will terminate (except as to claims already made) on March 31, 2000.

        Other than the foregoing, there are no other contracts, arrangements, understandings or relationships with respect to the Common Stock to which AAE or any of the Durwood Children is a party or by which AAE or any of the Durwood Children is bound.

   Item 7.   Exhibits.

   Exhibit 99.1 Agreement and Plan of Merger and Reorganization dated as of March 31, 1997 between AMC Entertainment Inc. ("AMCE") and Durwood, Inc. (incorporated by reference to Annex 1 to Amendment No. 3 to Form S-4 of AMCE filed on July 10, 1997 (Registration No. 333-25755) (the "Form S-4")).

   Exhibit 99.2 Durwood Family Settlement Agreement dated as of January 22, 1996, among Stanley H. Durwood, individually, as trustee of the 1992 Durwood, Inc. Voting Trust dated December 12, 1992, as amended, and as trustee of the Stanley H. Durwood Trust Agreement dated August 14, 1989, as amended ("SHD"), and Carol D. Journagan, Edward D. Durwood, Thomas A. Durwood, Elissa D. Grodin, Brian H. Durwood and Peter J. Durwood (collectively, the "Durwood Children") (incorporated by reference to
                  Exhibit 99.1 to the Schedule 13D filed on May 13, 1996 by American Associated Enterprises and the Durwood Children with respect to AMCE).

   Exhibit 99.3 First Amendment to Durwood Family Settlement Agreement dated as of March 18, 1997, among SHD and the Durwood Children (incorporated by reference to Exhibit 2.4(c) to the Form S-4).

   Exhibit 99.4 Second Amendment to Durwood Family Settlement Agreement dated as of August 15, 1997 among AMCE, SHD, the Durwood Children, Delta Properties, Inc. and the Thomas
                  A. and Barbara F. Durwood Family Investment Partnership (incorporated by reference to Exhibit 99.7 to Amendment No. 2 to the Schedule 13D filed by SHD on September 30, 1997 with respect to AMCE (the "SHD Schedule 13D").

   Exhibit 99.5 Registration Agreement dated as of August 15, 1997, between AMCE, SHD, the Durwood Children and Delta Properties, Inc. (incorporated by reference to Exhibit
                  99.2 to the SHD Schedule 13D).

   Exhibit 99.6 Indemnification Agreement dated as of March 31, 1997, between AMCE, SHD, the Durwood Children and Delta Properties, Inc. (incorporated by reference to Exhibit 2.4(a) to the Form S-4).

   Exhibit 99.7 First Amendment to Indemnification Agreement dated as of August 15, 1997, among AMCE, SHD, the Durwood Children, Delta Properties, Inc. and the Thomas A. and Barbara F. Durwood Family Investment Partnership (incorporated by reference to Exhibit 99.9 to the SHD
                  Schedule 13D).

   Exhibit 99.8 Stock Agreement dated as of August 15, 1997, between AMCE, SHD, the Durwood Children and Delta Properties, Inc. (incorporated by reference to Exhibit 99.3 to the SHD Schedule 13D).

   Exhibit 99.9 Escrow Agreement dated as of August 15, 1997 among SHD, the Durwood Children, the Thomas A. and Barbara F. Durwood Family Investment Partnership and Mercantile Bank of Kansas City, as escrow agent (incorporated by reference to Exhibit 99.4 to the SHD Schedule 13D).

   Exhibit 99.10 Escrow Agreement dated as of August 15, 1997 among SHD, the Durwood Children and Mercantile Bank of Kansas City, as escrow agent (incorporated by reference to Exhibit 99.10 to the SHD Schedule 13D).

   Exhibit 99.11 Joint Filing Agreement among American Associated Enterprises and the Durwood Children.











                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 AMERICAN ASSOCIATED ENTERPRISES

   Dated:  November 12, 1997          By:  /s/ Edward D. Durwood
                                      Edward D. Durwood,
                                      Managing General Partner

   Dated:  November 15, 1997          /s/ Brian H. Durwood
                                      Brian H. Durwood

   Dated:  November 12, 1997          /s/ Edward D. Durwood
                                      Edward D. Durwood

   Dated:  November 13, 1997          /s/ Peter J. Durwood
                                      Peter J. Durwood

   Dated:  November 17, 1997          /s/ Thomas A. Durwood
                                      Thomas A. Durwood

   Dated:  November 30, 1997          /s/ Elissa D. Grodin
                                      Elissa D. Grodin

   Dated:  November 12, 1997          /s/ Carol D. Journagan
                                      Carol D. Journagan

























                                EXHIBIT INDEX


   Exhibit No.    Description


   99.1 Agreement and Plan of Merger and Reorganization dated as of March 31, 1997 between AMC Entertainment Inc. ("AMCE") and Durwood, Inc. (incorporated by reference to Annex 1 to Amendment No. 3 to Form S-4 of AMCE filed on July 10, 1997 (Registration No. 333-25755) (the "Form S-4")).

   99.2 Durwood Family Settlement Agreement dated as of January 22, 1996, among Stanley H. Durwood, individually, as trustee of the 1992 Durwood, Inc. Voting Trust dated December 12, 1992, as amended, and as trustee of the Stanley H. Durwood Trust Agreement dated August 14, 1989, as amended ("SHD"), and Carol D. Journagan, Edward D. Durwood, Thomas A. Durwood, Elissa D. Grodin, Brian H. Durwood and Peter J. Durwood (collectively, the "Durwood Children") (incorporated by reference to
                  Exhibit 99.1 to the Schedule 13D filed on May 13, 1996 by American Associated Enterprises and the Durwood Children with respect to AMCE).

   99.3 First Amendment to Durwood Family Settlement Agreement dated as of March 18, 1997, among SHD and the Durwood Children (incorporated by reference to Exhibit 2.4(c) to the Form S-4).

   99.4 Second Amendment to Durwood Family Settlement Agreement dated as of August 15, 1997 among AMCE, SHD, the Durwood Children, Delta Properties, Inc. and the Thomas
                  A. and Barbara F. Durwood Family Investment Partnership (incorporated by reference to Exhibit 99.7 to Amendment No. 2 to the Schedule 13D filed by SHD on September 30, 1997 with respect to AMCE (the "SHD Schedule 13D").

   99.5 Registration Agreement dated as of August 15, 1997, between AMCE, SHD, the Durwood Children and Delta Properties, Inc. (incorporated by reference to Exhibit
                  99.2 to the SHD Schedule 13D).

   99.6 Indemnification Agreement dated as of March 31, 1997, between AMCE, SHD, the Durwood Children and Delta Properties, Inc. (incorporated by reference to Exhibit 2.4(a) to the Form S-4).

   99.7 First Amendment to Indemnification Agreement dated as of August 15, 1997, among AMCE, SHD, the Durwood Children, Delta Properties, Inc. and the Thomas A. and

                  Barbara F. Durwood Family Investment Partnership (incorporated by reference to Exhibit 99.9 to the SHD
                  Schedule 13D).

   99.8 Stock Agreement dated as of August 15, 1997, between AMCE, SHD, the Durwood Children and Delta Properties, Inc. (incorporated by reference to Exhibit 99.3 to the SHD Schedule 13D).

   99.9 Escrow Agreement dated as of August 15, 1997 among SHD, the Durwood Children, the Thomas A. and Barbara F. Durwood Family Investment Partnership and Mercantile Bank of Kansas City, as escrow agent (incorporated by reference to Exhibit 99.4 to the SHD Schedule 13D).

   99.10 Escrow Agreement dated as of August 15, 1997 among SHD, the Durwood Children and Mercantile Bank of Kansas City, as escrow agent (incorporated by reference to Exhibit 99.10 to the SHD Schedule 13D).

   99.11 Joint Filing Agreement among American Associated Enterprises and the Durwood Children.































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